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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Continental Materials Corporation
(Name of Subject Company (Issuer))

Bee Street Holdings LLC
James G. Gidwitz
Nancy Gidwitz
Ralph W. Gidwitz
Steven B. Gidwitz
Scott Gidwitz
(Offeror)

(Names of Filing Persons)

Common Stock Par Value $0.25
(Titles of Class of Securities)

211615307
(CUSIP Numbers of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Bee Street Holdings LLC
James G. Gidwitz
Nancy Gidwitz
Ralph W. Gidwitz
Steven B. Gidwitz
Scott Gidwitz
(Offeror)

(Names of Filing Persons)

Common Stock Par Value $0.25
(Titles of Class of Securities)

211615307
(CUSIP Numbers of Class of Securities)

Kevin J. O'Keefe
425 South Financial Place, Suite 3100
Chicago, IL 60605
(312) 553-3653
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:
Arthur McMahon, III
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202-3957
Tel: (513) 357-9607

(Continued on following page(s))
(Page 1 of 2 Pages)

SCHEDULE TO

CUSIP NO. 211615307	Page 2 of 2 Pages

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+

$6,158,973.50	$799.43

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common stock (the "Shares") of Continental Materials Corporation, a Delaware corporation ("CMC") not owned by Bee Street Holdings LLC, at a purchase price of $9.50 per Share, net to the seller in cash. On February 17, 2020, 1,675,484 Shares were outstanding, of which 1,027,171 are owned by Bee Street. Accordingly, this calculation assumes the purchase of 648,313 Shares.

+
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by .0001298.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$799.43	Filing party:	Bee Street Holdings LLC
Form or registration No.:	Schedule TO	Date filed:	February 27, 2020

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐

Check the appropriate boxes below to designate any transactions to which the statement relates:
Third-party tender offer subject to Rule 14d-1.	☒
Issuer tender offer subject to Rule 13e-4.	☐
Going-private transaction subject to Rule 13e-3.	☒
Amendment to Schedule 13D under Rule 13d-2.	☐

Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

        This Amendment No. 3 to Tender Offer Statement and Amendment No. 3 to Rule 13e-3 Transaction Statement amends and supplements the joint Schedule TO and Schedule 13E-3 filed with the Commission on February 27, 2020, under cover of Schedule TO, each as amended by Amendment No. 1 thereto which was filed with the Commission on March 20, 2020 and as amended by Amendment No. 2 thereto which was filed with the Commission on March 27, 2020 (as amended and supplemented by this Amendment No. 3 and as it may be further amended and supplemented from time to time, collectively, this "Schedule TO") by Bee Street Holdings LLC, a Delaware limited liability company ("Bee Street"), and relates to the offer by Bee Street to purchase all outstanding common stock, par value $0.25 (the "Shares"), of Continental Materials Corporation, a Delaware corporation ("CMC"), which are not currently held by Bee Street, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 2020 (the "Offer to Purchase"), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

        The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of the Purchaser Filing Persons and a Schedule 13E-3 Transaction Statement of the Purchaser Filing Persons. All information in the Offer to Purchase and the letter of transmittal, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

        The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, Item 11 and Item 13.

        On April 1, 2020, by way of a press release in the form attached hereto as Exhibit (a)(1)(vi), Bee Street announced the waiver of certain conditions of the Offer with respect to certain events which had occurred on or before March 31, 2020, and Bee Street also announced that it had entered into discussions with Wintrust Financial Corp., on behalf of its subsidiary banks, regarding indicative terms for a committed $8.75 million debt facility which would enable Bee Street to consummate the Offer and to purchase all of the tendered Shares if only 306,317 Shares are tendered, which Bee Street believes is the minimum number of tendered Shares necessary to satisfy the Majority Minority Condition (as defined in the Offer to Purchase).

Item 12.    Exhibits

Exhibit No.		Description
(a)(1)(i)	*	Offer to Purchase, dated March 27, 2020

(a)(1)(ii)	*	Letter of Transmittal (including IRS Form W-9)

(a)(1)(iii)	*	Notice of Guaranteed Delivery

(a)(1)(iv)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)		Press Release of Bee Street Holdings LLC dated April 1, 2020

Exhibit No.		Description
(b)	*	Commitment Letter, dated February 17, 2020, from CIBC Bank USA to Bee Street Holdings LLC

(c)	*	Valuation Report of Duff & Phelps Securities, LLC dated February 13, 2020

(d)		None

(g)		None

(h)		None

*
Previously filed

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2020

BEE STREET HOLDINGS LLC

By:	/s/ JAMES G. GIDWITZ
Name:	James G. Gidwitz
Title:	Chief Executive Officer
JAMES G. GIDWITZ
By:	/s/ JAMES G. GIDWITZ
NANCY GIDWITZ
By:	/s/ NANCY GIDWITZ
RALPH W. GIDWITZ
By:	/s/ RALPH W. GIDWITZ
STEVEN B. GIDWITZ
By:	/s/ STEVEN B. GIDWITZ
SCOTT GIDWITZ
By:	/s/ SCOTT GIDWITZ

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CALCULATION OF FILING FEE
  Item 12. Exhibits
SIGNATURE